Jardines

Jardine Matheson Limited
48th Floor, Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jml@jardines.com

Group Secretariat

02042717

28th June 2002

02 JUL 19 AM 10:05

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 28th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Encl

dlw 7/22

Company	Jardine Strategic Hldgs Ltd
TIDM	JDS
Headline	Purchase of Own Securities
Released	11:18 28 Jun 2002
Number	9078X

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	28th June 2002
Total number of shares repurchased:	658,200 shares
Price paid per share:	US$2.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

28th June 2002

www.jardines.com

END